

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 28, 2012

Kathleen M. Long
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

Re: Nuveen Investment Quality Municipal Fund, Inc. (the "Fund")
        File Numbers: 333-184632; 811-06091

Dear Ms. Long:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on October 29, 2012. The filing was made for the purpose of registering Common Stock of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. The first sentence of the paragraph under "Portfolio Contents" states that "[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal income tax." Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

2. The fourth sentence of the paragraph under "Portfolio Contents" states that "[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality." Please disclose in this section that this policy will not be changed without 60 days' prior notice to shareholders. See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

3. Please summarize on the Cover Page the Fund's policies with regard to the use of leverage. Note particularly that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended April 30, 2012, the average

daily balance outstanding on VRDP Shares and annual dividend rate was $211,800,000 and 0.29%, respectively. Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

Prospectus Summary (Pages 1 – 12)

4. The first sentence of the second paragraph under "Investment Objectives and Policies" on page 1 states that "[a]s a fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal income tax." Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

5. The first sentence of the fourth paragraph under "Investment Objectives and Policies" on page 1 states that "[a]s a non-fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in investment grade securities that, at the time of investment are rated investment grade or are unrated but judged to be of comparable quality by the Fund's sub-adviser, Nuveen Asset Management." Consistent with Comment 2 above, please disclose in this section that this policy will not be changed without 60 days' prior notice to shareholders.

6. The last sentence of the third paragraph under "Distribution Through At-the-Market Transactions" on page 4 states that "[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis." Please tell us what is meant by the term "reasonable efforts" basis and how it differs from a "best efforts" basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

7. The fifth paragraph under "Leverage Risk" on page 10 states that "[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above." Please also disclose in this section that this additional leverage serves to magnify the risk.

8. The first sentence of the second paragraph under "Derivatives Risk, including the Risk of Swaps" on page 12 states that "[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others." Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

9. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on pages 13. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Trading and Net Asset Value Information (Page 19)

10. Please also disclose in this section: (a) whether the Fund's Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

The Fund's Investments (Pages 20 – 31)

11. The fourth sentence of the sixth paragraph under "Investment Process" on page 23 states that "during temporary defensive periods (e.g., times when, in NFA's opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund's cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly)." Please state in this section that the Fund may not achieve its investment objectives during this period.

Management of the Fund (Pages 45 – 47)

12. The second to last sentence of the footnote on page 46 states that "[e]ligible assets consist of managed assets of all Nuveen funds." Please clarify in this section whether "managed assets" for these purposes has the same meaning as the defined term "Managed Assets" (i.e., total assets of the Fund (including assets attributable to the use of financial leverage), minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage).

Description of Shares (Pages 51 -- 53)

13. In the section entitled "Common Shares" please disclose how common shares are voted (e.g., one vote per share).

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 - 3)

14. The last paragraph on page 3 states that "[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2041, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation

preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares" (emphasis added). Please define the term "Deposit Securities" in this section.

Portfolio Manager (Pages 41 – 44)

15. The first sentence of the second paragraph under "Annual cash bonus" on page 42 states that "[a] portion of each portfolio manager's annual cash bonus is based on the Fund's investment performance, generally measured over the past one- and three or five-year periods unless the portfolio manager's tenure is shorter." Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Proxy Voting Policies (Page 44)

16. The first sentence of the second paragraph under "Proxy Voting Policies" on page 44 states that "[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund's Board of Directors or its representative." Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund's website at a specified Internet address; or both; and (ii) on the Commission's website at http://www.sec.gov. See Item 18.16 of Form N-2.

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You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel